

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 29, 2008

Via U.S. Mail and Fax
Mr. Richard J. Townsend
Executive V.P. and Chief Financial Officer
Loral Space and Communications, Inc.
600 Third Avenue
New York, NY 10016

> **RE: Loral Space and Communications, Inc.
> Forms 10-K for the fiscal year ended December 31, 2006
> Filed March 15 2007
> File No. 1-14180**

Dear Mr. Townsend:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director